

Mail Stop 3561

April 27, 2010

Mr. Xu Zong Bao
President
China Education Acquisition Corp
c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

> **Re: China Education Acquisition Corp**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed April 23, 2010**
> **File No. 0-53857**

Dear Mr. Bao:

We have reviewed your filing and response letter dated April 23, 2010 and have the following comment. We think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed April 23, 2010

1. Amendments should set forth the complete text of each item as amended. As such, please file the complete text of Item 4.01 in an amendment with all of the disclosures required in Item 304 of Regulation S-K. Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934. In addition, please incorporate Exhibit 16.1 by reference to Form 8-K filed April 14, 2010.

As appropriate, please amend your filing and respond to our comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief